IMPERIAL METALS CORPORATION

02049206

August 2, 2002

U.S. Securities and Exchange Commission
Room 3094 (3-6)
450 – 5th Street NW
Washington, DC 20549

SUPPL

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-1032

For your information, enclosed is a copy of our news release dated August 1, 2002.

PROCESSED
AUG 2 1 2002
THOMSON
FINANCIAL

Yours truly,

IMPERIAL METALS CORPORATION

Sabine Goetz
Executive Assistant

Encl.

dlw 8/19

Suite 420 - 355 Burrard Street, Vancouver, B.C. V6C 2G8 CANADA
Telephone: (604) 669-8959 Facsimile: (604) 687-4030 Website: http://www.imperialmetals.com

IMPERIAL METALS CORPORATION

NEWS RELEASE

Assay Results from Sterling Project

Vancouver (August 1, 2002) – Imperial Metals' (III:TSX) President, Pierre Lebel and Vice President, Exploration, Patrick McAndless announced today that the first hole of the current six-hole diamond drill program, on the 144 Zone at the Company's wholly owned Sterling property, has intersected 56.5 feet of 0.40 ounces of gold per ton. Full results of hole 02-18 are as follows:

Hole 02-18	Interval		Length		Gold Assay	
	feet	*metres*	*feet*	*metres*	*oz/t*	*g/t*
	633.0 – 762.0	193.0 – 232.3	129.0	39.3	0.20	6.86
including	705.5 – 762.0	215.1 – 232.3	56.5	17.2	0.40	13.71
	720.0 – 757.0	219.5 – 230.8	37.0	11.3	0.54	18.51
	723.7 – 738.5	220.6 – 225.1	14.8	4.5	0.99	33.94
	723.7 – 728.0	220.6 – 221.9	4.3	1.3	2.02	69.26
	750.0 – 752.0	228.7 – 229.3	2.0	0.6	1.02	34.97

Assay results from the second and third drill holes are pending. This diamond drill program is expected to be completed within the next two weeks.

The program is intended to test areas within 100 feet of the discovery area. All holes are being drilled vertically, using HQ core, with rotary-drilled pre-collars that end well above the target depths. Hole 02-18 was collared approximately 30 feet (10 m) east of the high-grade intercept in last year's discovery hole 01-7A, which included 0.32 oz/t over 20 feet (10.83 g/t over 6.1 m).

The 144 Zone is centred along the Tertiary, high-angle, east-side-down Reudy fault. Mineralization is hosted in moderately north dipping brecciated and silicified, silty carbonates about 680 to 800 feet (205 to 245 m) below the surface. The highest grades are associated with steep, iron-oxide rich gouge zones and an altered dike contact. Quartz latite dikes, slightly older than the mineralization, appear to cut the Reudy fault and are believed to be related to a hydrothermal event.

Patrick McAndless, a qualified person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release. All samples were analyzed by ALS Chemex at their North Vancouver, BC facility. The Sterling property is located near Beatty, Nevada, 115 miles (185 km) northwest of Las Vegas.

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For further information contact:

Pierre Lebel, President or
Patrick McAndless, Vice President Exploration